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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	O’Neal, Leslie K.		Temple-Inland Inc. (“TIN”)
	303 S. Temple Drive	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			02/07/2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Diboll, TX 75941 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Vice President, Benefits, Secretary, and Assistant General Counsel

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		02/07/2003		02/07/2003		A			2,000 (4)	A			5,403		D

	Common Stock													1,933 (1)		I		(1)

	Common Stock													1,403 (2)		I		(2) Spouse’s 401(k) account

	Preferred Stock Purchase Rights		(3)		(3)		(3)	(3)		(3)	(3)	(3)		(3)		(3)		(3)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Option (right to buy)		$42.81

	Option (right to buy)		$56.06

	Option (right to buy)		$55.50

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	02/02/1997	02/02/2006		Common Stock	542

	02/02/1998	02/02/2006		Common Stock	542

	02/02/1999	02/02/2006		Common Stock	542

	02/02/2000	02/02/2006		Common Stock	542

	02/02/2001	02/02/2006		Common Stock	542				2,710		D

	02/07/1998	02/07/2007		Common Stock	365

	02/06/1999	02/06/2008		Common Stock	600

Explanation of Responses:

(1) By Trustee of the Temple-Inland Salaried Savings Plan according to the latest report of the Plan Administrator dated December 31, 2002. Reporting Person acquired additional shares through on-going acquisitions under 401(k) Plan. (Note: Trustee uses

(2) By Trustee of the Temple-Inland Salaried Savings Plan according to the latest report of the Plan Administrator dated December 31, 2002. Reporting Person acquired additional shares through on-going acquisitions under 401(k) Plan. (Note: Trustee uses

(3) In accordance with the Shareholder Rights Plan adopted by the Company on February 3, 1999, Preferred Stock Purchase Rights are deemed to be attached to the shares of common stock.

(4) Restricted shares acquired through an award under the Temple-Inland Inc. 2001 Stock Incentive Plan.

/s/ Leslie K. O'Neal	02/10/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.